Savara Inc.

6836 Bee Cave Road

Building III, Suite 200

Austin, TX 78746

July 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Savara Inc.
Registration Statement on Form S-3
Filed July 6, 2021
File No. 333-257709

Acceleration Request

Requested Date:     July 16, 2021

Requested Time:    4:00 p.m. (Eastern time),

                                  or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Savara Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-257709) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling J. Robert Suffoletta at (512) 338-5439.

Please direct any questions or comments regarding this acceleration request to J. Robert Suffoletta at (512) 338-5439.

Very truly yours, Savara Inc.

/s/ Matthew Pauls
Matthew Pauls Chief Executive Officer

cc:	J. Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, Professional Corporation